

Mail Stop 3628

January 6, 2016

Ryan C. Farris
President
Capital Auto Receivables LLC
200 Renaissance Center
Detroit, Michigan 48265

> **Re:** **Capital Auto Receivables LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed December 23, 2015**
> **File No. 333-208079**

Dear Mr. Farris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Forward-Looking Statements

1. We note your response to prior comment 4. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Acquisition and Underwriting

Acquisition and Underwriting, page 27

2. We note your response to prior comment 6 and reissue in part. Please revise your prospectus to include the disclosure provided in your supplemental response, including the general range of FICO scores you consider constitute a lower FICO score for non-

prime applications as well as the disclosure about the selection of lower FICO score
applications for manual review.

The Receivables Pool

Exceptions to Underwriting Guidelines, page 42

3. We note your response to prior comment 9 and reissue. Item 1111(a)(8) of Regulation
    AB requires that "[i]f any assets in the pool deviate from the disclosed underwriting
    criteria or other criteria or benchmark used to evaluate the assets … disclose how those
    assets deviate from the disclosed underwriting criteria or other criteria or benchmark used
    to evaluate the assets and include data on the amount and characteristics of those assets
    that did not meet the disclosed standards" (emphasis added). Item 1111(a)(8) does not
    include a minimum threshold below which such information would not be material to
    investors.

4. We note your response to prior comment 10 and reissue. Item 1111(a)(8) of Regulation
    AB requires that "[i]f compensating or other factors were used, provide data on the
    amount of assets in the pool or in the sample that are represented as meeting each such
    factor and the amount of assets that do not meet those factors."

Dispute Resolution, page 47

5. We note your supplemental response to prior comment 14. We note that in that response,
    you cited three specific instances where an investor can use the dispute resolution
    provision. These instances are: (1) whether an investor voted affirmatively, negatively or
    abstained in the vote to cause a review will not affect whether that investor can use the
    dispute resolution proceeding; (2) an investor will be entitled to refer a dispute related to
    any receivables that the asset representations reviewer did not review to a dispute
    resolution proceeding; and (3) an investor will be entitled to refer a dispute related to any
    receivable that the asset representations reviewer reviewed and found to have failed a
    test. Please also specifically confirm that an investor can refer a dispute related to any
    receivable that the asset representations reviewer reviewed and found to have not failed a
    test.

6. We note your response to prior comment 16 and reissue. We do not agree with your
    position that the rule is limited to an asset-level remedy and therefore pool-level
    allegations based on statistical sampling are inappropriate. Additionally, while your
    supplemental response indicates that statistical sampling is permitted, it is not clear how
    statistical sampling would work in light of your requirement that a repurchase request by
    an investor must specify, among other things, the specific asset and the particular
    representation or warranty breached.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Janette McMahan, Esq., Kirkland & Ellis LLP